UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, November 2020

Commission File Number 333-233468

E-Home Household Service Holdings Limited

(Translation of registrant’s name into English)

Floor 9, Building 14, HaixiBaiyue Town

No. 14 Duyuan Road, Luozhou Town

Cangshan District, Fuzhou City 350001

People’s Republic of China

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On November 23, 2020, Mr. Qun Wei resigned from his position as Chief Financial Officer of E-Home Household Services Holdings Limited (the “Company”), effectively immediately. Mr. Wei’s resignation was due to personal reasons and not because of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

On the same date, the Board of Directors of the Company appointed Mr. Chunsheng Zhu (“Mr. Zhu”) as Chief Financial Officer. On November 30, 2020, the Board of Directors appointed Mr. Zhu as a director of the Company.

Mr. Zhu, 55, has served as financial manager of the Company’s variable interest entity, Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. since July 2020. Before joining the Company, Mr. Zhu was the finance director of Fujian Haixing Entertainment Company from January 1992 to June 1999 and financial manager at Fuzhou Mawei Shipping Co., Ltd. from February 2002 to September 2009. From July 2010 to March 2020, Mr. Zhu was the chief financial officer of Fujian Entrepreneurship Cooperation Electric Co., Ltd., a Chinese company with shares quoted on the National Equities Exchange and Quotations in China. Mr. Zhu graduated from Fujian Jimei Institute of Finance and Economics, where he majored in Industrial Accounting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 30, 2020	E-Home Household Service Holdings Limited

	By:	/s/ Wenshan Xie
Wenshan Xie
Chief Executive Officer

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